UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KLX Energy Services Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

48253L205
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 14 Pages
Exhibit Index: Page 13

CUSIP No. 48253L205	SCHEDULE 13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
Greene’s Investment Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 48253L205	SCHEDULE 13G	Page 3 of 14 Pages
1	NAMES OF REPORTING PERSONS
Denham IV Continuation Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

CUSIP No. 48253L205	SCHEDULE 13G	Page 4 of 14 Pages
1	NAMES OF REPORTING PERSONS
Denham IV Continuation Fund GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

CUSIP No. 48253L205	SCHEDULE 13G	Page 5 of 14 Pages
1	NAMES OF REPORTING PERSONS
Denham IV Continuation GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 48253L205	SCHEDULE 13G	Page 6 of 14 Pages
1	NAMES OF REPORTING PERSONS
Denham Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 48253L205	SCHEDULE 13G	Page 7 of 14 Pages
1	NAMES OF REPORTING PERSONS
Denham Capital Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 48253L205	SCHEDULE 13G	Page 8 of 14 Pages
1	NAMES OF REPORTING PERSONS
Stuart D. Porter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,891,063

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,891,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

CUSIP No. 48253L205	SCHEDULE 13G	Page 9 of 14 Pages
Item 1(a).	NAME OF ISSUER

KLX Energy Services Holdings, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3040 Post Oak Boulevard, 15th Floor, Houston, TX 77056.

Item 2(a).	NAME OF PERSON FILING

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Greene’s Investment Holdings LLC (“GIH”);
(ii)	Denham IV Continuation Fund LP (“Denham IV Fund”);
(iii)	Denham IV Continuation Fund GP LP (“Denham IV Fund GP”);
(iv)	Denham IV Continuation GP LLC (“Denham IV GP”);
(v)	Denham Capital Management LP (“DCM”);
(vi)	Denham Capital Management GP LLC (“DCM GP”); and
(vii)	Stuart D. Porter (Mr. Porter).

This Statement relates to shares of Common Stock (as defined herein) held directly by GIH.  Denham IV Fund is the sole owner of GIH.  Denham IV Fund GP is the general partner of Denham IV Fund.  Denham IV GP is the general partner of Denham IV Fund GP.  DCM serves as investment adviser to Denham IV Fund.  DCM GP is the general partner of DCM.  Mr. Porter is the sole owner of DCM GP and the controlling member of Denham IV GP, and serves as Chief Executive Officer and Chief Investment Officer of DCM.  Because of the relationship among the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of 1,891,063 shares of Common Stock held directly by GIH.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 185 Dartmouth Street, Boston, MA 02116.

Item 2(c).	CITIZENSHIP

(i)	GIH is a Delaware limited liability company;
(ii)	Denham IV Fund is a Cayman Islands limited partnership;
(iii)	Denham IV Fund GP is a Cayman Islands limited partnership;
(iv)	Denham IV GP is a Cayman Islands limited liability company;
(v)	DCM is a Delaware limited partnership;
(vi)	DCM GP is a Delaware limited liability company; and
(vii)	Mr. Porter is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP NUMBER

48253L205

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 48253L205	SCHEDULE 13G	Page 10 of 14 Pages
Item 4.	OWNERSHIP

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of 1,891,063 shares of Common Stock held directly by GIH.

Item 4(b).	Percent of Class:

As of September 30, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 11.2% of the shares of Common Stock outstanding.  This percentage is calculated based on 16,864,431 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Item 4(c).	Number of Shares as to Which Such Person has:

Each of the Reporting Persons:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,891,063
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 1,891,063

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See disclosure in Item 2 hereof.

CUSIP No. 48253L205	SCHEDULE 13G	Page 11 of 14 Pages
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 48253L205	SCHEDULE 13G	Page 12 of 14 Pages
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Greene’s Investment Holdings LLC

	By:	/s/ Cody Nicholson
	Name:	Cody Nicholson
	Title:	Secretary

Denham IV Continuation Fund LP

	By:	Denham IV Continuation Fund GP LP, its General Partner
	By:	Denham IV Continuation GP LLC, its General Partner

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham IV Continuation Fund GP LP

	By:	Denham IV Continuation GP LLC, its General Partner

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham IV Continuation GP LLC

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham Capital Management LP

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Chief Legal Officer

Denham Capital Management GP LLC

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Chief Legal Officer

/s/ Stuart D. Porter
Stuart D. Porter

CUSIP No. 48253L205	SCHEDULE 13G	Page 13 of 14 Pages
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	14

CUSIP No. 48253L205	SCHEDULE 13G	Page 14 of 14 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 14, 2024

Greene’s Investment Holdings LLC

	By:	/s/ Cody Nicholson
	Name:	Cody Nicholson
	Title:	Secretary

Denham IV Continuation Fund LP

	By:	Denham IV Continuation Fund GP LP, its General Partner
	By:	Denham IV Continuation GP LLC, its General Partner

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham IV Continuation Fund GP LP

	By:	Denham IV Continuation GP LLC, its General Partner

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham IV Continuation GP LLC

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Managing Director

Denham Capital Management LP

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Chief Legal Officer

Denham Capital Management GP LLC

	By:	/s/ Anthony Fiore
	Name:	Anthony Fiore
	Title:	Chief Legal Officer

/s/ Stuart D. Porter
Stuart D. Porter